SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission file number 1-6187

ALBERTSON'S SAVINGS AND RETIREMENT ESTATES

(Full title of the Plan)

ALBERTSON'S, INC.

(Name of Issuer of the Securities
Held Pursuant to the Plan)

250 Parkcenter Boulevard
Boise, Idaho 83726

(Address of Issuer's Principal Executive Office)



Items 1 through 3 Financial Statements and Schedules.

Albertsons Savings and Retirement Estates

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

TABLE OF CONTENTS

Deloitte & Touche LLP
101 South Capitol Boulevard
Suite 1800
Boise, Idaho 83702-5987

Tel: (208)342-9361
Fax: (208)342-2199
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Benefit Plans Committee
Albertsons Savings and Retirement Estates

We have audited the accompanying statements of net assets available for benefits of Albertsons Savings and Retirement Estates (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

Deloitte
Touche
Tohmatsu

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS (Notes 3 and 4)	$3,852,410,601	$4,421,444,638
RECEIVABLES FROM EMPLOYER	112,767,550	108,252,929
NET ASSETS AVAILABLE FOR BENEFITS	$3,965,178,151	$4,529,697,567

See notes to financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income (loss):		
Allocated Master Trust investment loss (Note 3)	$ (463,098,152)	$ (224,909,489)
Interest on loans to participants	7,158,782	7,773,313
Net investment loss	(455,939,370)	(217,136,176)
Contributions:		
Participants contributions	131,247,598	138,199,153
Employer contributions	118,143,822	115,444,037
	249,391,420	253,643,190
Total additions	(206,547,950)	36,507,014
BENEFITS PAID TO PARTICIPANTS	(359,847,693)	(326,470,547)
TRANSFERS FROM OTHER PLANS (NOTE 7)	1,876,227	369,024
DECREASE IN NET ASSETS	(564,519,416)	(289,594,509)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	4,529,697,567	4,819,292,076
End of year	$3,965,178,151	$4,529,697,567

See notes to financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following brief description of Albertsons Savings and Retirement Estates, formerly the American Stores Retirement Estates, (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985, for the benefit of certain associates of American Stores Company and its subsidiaries. Effective June 23, 1999, American Stores Company merged with Albertson's, Inc. (the "Company"). The Plan was amended and restated on September 26, 1999, as a result of the Company's adoption and assumption of the Plan. The name of the Plan was changed and eligibility expanded to include certain employees of the Company and its subsidiaries. Also, certain Plan design modifications were made including expanding the investment options, increasing the before-tax deferral maximum rate allowed, changing the default fund for participants who do not select investment options, changing the eligibility requirements, and modifying the hardship withdrawal process. The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility—An associate of the Company shall become an eligible participant in the Plan as of the date the associate completes one year of service during which he or she works 1,000 hours. Associates represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to participation.

Contributions—Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants in two parts. The Company match portion is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation. The Company contribution on pay is allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are in some cases offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's compensation in excess of $170,000 and $200,000 for 2001 and 2002 is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

Investment Manager and Custodian—All of the Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The Plan has also entered into a recordkeeping contract with Fidelity Institutional Retirement Services Company.

Participant Accounts—Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired. Existing participant account balances can generally be exchanged between investment fund options once per day, except for the Albertson's, Inc. Common Stock. For the Albertson's, Inc. Common Stock, trades will require three days to settle. Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix, except a participant may make a separate investment election for the Company contribution on pay. Participants not making personal deposits may specify investment elections for the Company contribution. If a specification is not made, the Company contribution will be invested in the Plan default funds. Prior to March 15, 2002, the Plan default funds were the Janus Balanced Fund, the Founders Balanced Fund, and the Invesco Total Return Fund.

Effective March 15, 2002, the Plan began using the Fidelity Freedom Fund Default service for participants who have not selected an investment mix. Contributions for these participants are automatically invested in an appropriate Freedom Fund based on the participant's age. The Freedom Fund Default service offers a way for the Plan to invest undirected contributions into a diversified option targeted to each participant's investment time frame. These "life-stage" funds are designed to be single-choice options that seek to provide a diversified portfolio. Each is a "fund of funds," which invests in multiple Fidelity mutual funds to achieve the diversification objective appropriate for the anticipated retirement date. Subsequent contributions from participants for the Company, for participants who have not made an investment election, have been invested in the appropriate Fidelity Freedom Fund.

Vesting—Company contributions, made on behalf of participants that are not based upon deposits made by such participants, vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service. Personal deposits of participants and Company contribution allocations based upon personal deposits of participants vest immediately.

Loans to Participants—Under certain circumstances, participants may borrow against their vested account balances. Loans are limited to 50% of the participant's vested account balance, with a maximum outstanding loan balance of $50,000. All loans must be repaid within five years, except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the current market rates. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon separation from service, participants can elect to withdraw vested balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan, which are attributable to the former American Stores Company Retirement Plan, may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Employees who reach age 59-1/2 may withdraw any portion of their account.

Forfeited Accounts—At December 31, 2002 and 2001, forfeited nonvested accounts totaled $4,102,666 and $5,844,461, respectively. These accounts are used to reduce future employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition—Investments in the Master Trust (see Note 3) are stated at fair value. The majority of investment values are ascertained from national security exchanges. All government, equity securities, and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Loans to participants are stated at cost, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in financial statements.

Payments of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid at December 31, 2002 and 2001.

Investment and Management Fees—Usual and customary investment manager fees and trustee fees are paid from the Master Trust.

Reclassifications—Certain reclassifications have been made in the prior year's financial statements to conform to classifications used in the current year.

3. MASTER TRUST INVESTMENTS

The assets held in the Master Trust are commingled with assets of other benefit plans sponsored by the Company. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned. At December 31, 2002 and 2001, the Plan's allocation and ownership consisted of approximately 98% of the net assets of the Master Trust.

The following table presents the fair values of investments for the Master Trust as of December 31:

	2002	2001
Investments at Fair Value:		
Common and Preferred Stock	$1,242,681,030	$1,722,641,026
Mutual Funds/Pooled Separate Accounts	1,767,315,233	1,735,885,607
Corporate Bonds and Debentures	212,722,580	263,473,630
U.S. Government Securities	380,064,962	358,899,202
Commercial Paper and Short-term Investments	77,298,609	138,452,696
Foreign Obligations	92,739,686	103,737,429
Real Estate	1,119,148	1,171,362
Other (municipal bonds, futures, options)	2,839,193	570,015
	$3,776,780,441	$4,324,830,967

Investment income (loss) for the Master Trust for the year ended December 31 is as follows:

	2002	2001
Investment loss:		
Net appreciation (depreciation) in fair value of investments:		
Common and Preferred Stock	$(379,679,831)	$ (71,567,040)
Mutual Funds	(195,337,529)	(252,890,705)
Corporate Bonds and Debentures	3,023,629	3,724,442
U.S. Government Securities	21,762,419	9,020,904
Commercial Paper and Short-term Investments	(64,469)	(333,970)
Foreign Obligations	13,061,231	(10,068,703)
Real Estate	234,887	113,148
Other (municipal bonds, futures, options)	(2,333,366)	4,534,349
	(539,333,029)	(317,467,575)
Dividends	29,708,376	30,423,444
Interest	44,169,459	81,251,047
	(465,455,194)	(205,793,084)
Investment and management fees	(16,384,860)	(18.952,362)
Net depreciation	$(481,840,054)	$(224,745,446)

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines, which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value and are included in investments in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay at December 31 to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 2002 and 2001, the Master Trust had the following open foreign exchange forward contracts:

Forward Contracts to Sell Foreign Currencies and Buy U.S. Dollars

	2002		2001	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed Income Fund			$ (923,038)	$ 34,615
Regular Fund	$ (3,374,454)	$ (95,452)	(8,135,122)	292,026
All Equity Fund	(415,870)	(11,764)	(814,175)	28,894
	$ (3,790,324)	$ (107,216)	$ (9,872,335)	$ 355,535

Forward Contracts to Buy Foreign Currencies and Sell U.S. Dollars

	2002		2001	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed Income Fund	$ 3,290,774	$ 124,539	$ 923,038	$ (35,879)
Regular Fund	7,826,724	399,744	9,831,669	48,270
All Equity Fund	467,360	30,448	1,027,198	14,118
	$ 11,584,858	$ 554,731	$ 11,781,905	$ 26,509

Credit risk represents the Master Trust's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

At December 31, credit risk related to these contracts was as follows:

	2002	2001
Fixed Income Fund	$ 124,539	$ -
Regular Fund	304,292	340,296
All Equity Fund	18,684	43,012
	$ 447,515	$ 383,308

4. INVESTMENTS

The fair market value of investments that exceed 5% of net assets available for benefits as of December 31 are as follows:

	2002	2001
Investment in Master Trust	$ 3,705,003,233	$ 4,270,692,686

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Plan and related trust applied for an updated determination letter, and the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. TRANSFERS

Assets in the amount of $1,876,227 and $369,024 during 2002 and 2001, respectively, were transferred to the Plan primarily from the Albertson's Employees' Tax Deferred Savings Plan ("401k Plan"), for which Principal Mutual Life Insurance Company ("Principal") is the recordkeeper and trustee. The transfers in 2001 occurred due to certain 401k Plan participants (non-collectively bargained members) becoming members of the Plan subsequent to the merger agreement with American Stores Company in June 1999. However, the transfers in 2002 primarily represented the assets of certain collectively bargained members who bargained for participation in ASRE, effective beginning in January 2002.

8. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust. Fidelity Management Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2002 and 2001, the Master Trust held 12,649,916 and 13,591,087 shares, respectively, of common stock of Albertson's, Inc., the sponsoring employer, with a cost basis of $375,919,324 and $421,524,241, respectively. During the years ended December 31, 2002 and 2001, the Plan recorded dividend income of $9,846,378 and $10,171,106, respectively. At December 31, 2002 and 2001, the Plan's allocation and ownership of Albertson's, Inc. common stock in the Master Trust was 100%.

9. SUBSEQUENT EVENT

The Board of Directors of Albertson's, Inc., the Plan's sponsor, voted on September 5, 2002 to merge the Albertson's Employee Stock Ownership Plan. On January 9, 2003, Albertson's, Inc. stock in the amount of $3,641,487 was transferred to the Plan. All affected participants were fully vested in their accounts at the date of termination.

* * * * * *

SUPPLEMENTAL SCHEDULE

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
* Fidelity Management Trust Company	Investment in the Master Trust		$ 3,705,003,233
* Fidelity Management Trust Company	Loans to Participants (maturing 2003 to *2012 at interest rates of 2.75% to 5.50%)*		147,407,368
			$ 3,852,410,601

*Denotes permitted party-in-interest.

**Cost of asset information not required for participant-directed investments and, therefore, is not included.

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, Idaho 83702

Tel: (208) 342-9361
Fax: (208) 342-2199
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 333-82161 and 333-87773 of Albertson's, Inc. and subsidiaries on Form S-8 of our report dated June 13, 2003, appearing in the Annual Report on Form 11-K of Albertson's Savings and Retirement Estates for the year ended December 31, 2002.

Deloitte & Touche LLP

Boise, Idaho
June 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALBERTSON'S SAVINGS AND
RETIREMENT ESTATES
(Name of Plan)

Date: June 27, 2003

BY: Kathy J. Herbert
Trust Chair

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Albertson's Savings and Retirement Estates (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathy J. Herbert, Trust Chair of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003

Kathy J. Herbert
Trust Chair

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Albertson's Savings and Retirement Estates (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Felicia D. Thornton, Trustee of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003

Felicia D. Thornton
Trustee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.